Exhibit 99.1

Solaris Resources Inc.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited)

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – In thousands of United States dollars)

	Note	March 31, 2025	December 31, 2024

Assets

Current assets
Cash and cash equivalents		$14,242	$31,738
Prepaids and other	3, 13	778	842
		15,020	32,580

Restricted cash	5	571	571
Exploration and evaluation assets	4	20,179	20,179
Property, plant and equipment		4,529	3,866

Total assets		$40,299	$57,196

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities		$8,612	$12,839
Lease liability		184	216
		8,796	13,055
Long-term liabilities
Lease liability		329	217
Reclamation provision	5	3,870	3,765
Loans and borrowings	6	50,746	49,206
Other long-term liability		293	240
Total liabilities		64,034	66,483

Shareholders’ equity
Common shares	7	245,100	244,718
Reserves	7	21,921	20,664
Deficit		(298,650)	(282,583)
Equity attributable to shareholders of the Company		(31,629)	(17,201)
Non-controlling interests		7,894	7,914
Total shareholders’ equity		(23,735)	(9,287)

Total liabilities and equity		$40,299	$57,196

Nature of operations and going concern (Note 1)

Commitments (Notes 6(b), 8, 11(c), 13)

Subsequent event (Note 15)

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss

For the three months ended March 31, 2025 and 2024

(Unaudited - In thousands of United States dollars, except share and per share amounts)

		For the three months ended March 31,
	Note	2025	2024

Exploration expenses	8	$12,317	$10,193
General and administrative expenses	9	2,931	2,146
Loss from operations		15,248	12,339

Finance cost		1,548	1,027
Interest income, other income and loan foreign currency revaluation, net		(708)	(614)
Net loss		$16,088	$12,752

Other comprehensive loss (income)
Items that may be reclassified to profit or loss:
Foreign currency translation		(265)	147
Total comprehensive loss		$15,823	$12,899

Net loss attributable to:
Shareholders of the Company		$16,068	$12,731
Non-controlling interest		20	21
		$16,088	$12,752

Total comprehensive loss attributable to:
Shareholders of the Company		$15,803	$12,878
Non-controlling interest		20	21
		$15,823	$12,899

Net loss per share attributable to shareholders of the Company
Basic and diluted		$0.10	$0.08

Weighted average number of shares outstanding
Basic and diluted		163,415,726	150,813,530

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2025 and 2024

(Unaudited - In thousands of United States dollars, except share and per share amounts)

		For the three months ended March 31,
	Note	2025	2024

Cash provided by (used in):
Operations
Net loss for the period		$(16,088)	$(12,752)
Adjustments for:
Finance cost		1,548	1,027
Finance income		(211)	(469)
Foreign exchange and other		255	(79)
Share-based compensation	7	1,072	829
Amortization		218	235
Reclamation provision		88	333
Gain on loss from lease termination		(12)	–
Net changes in non-cash working capital items:
Prepaids and other		47	(671)
Accounts payable and accrued liabilities		(4,222)	1,518
Reclamation provision settlement		(1)	(1)
Other long-term liability		54	(14)
		(17,252)	(10,044)

Financing
Proceeds from private placements of common shares	7	244	–
Share issuance and loan finance costs paid		–	(5)
Deferred share issue costs paid		–	(184)
Proceeds from the exercise of stock options		56	2
Payment of lease liability		(57)	(44)
Finance income received and other, net		253	458
		496	227

Investing
Capital expenditures		(764)	(242)
		(764)	(242)

Effect of exchange rate change on cash and cash equivalents		24	(33)

Decrease in cash and cash equivalents		(17,496)	(10,092)

Cash and cash equivalents, beginning of period		31,738	38,865

Cash and cash equivalents, end of period		$14,242	$28,773

Supplemental cash flow information (Note 14)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Changes in Equity

For the three months ended March 31, 2025 and 2024

(Unaudited - In thousands of United States dollars, except share and per share amounts)

		Share Capital		Reserves
	Note	Number of Shares	Amount	Options, RSUs and warrants	Foreign currency translation	Total	Deficit	Non- controlling interest	Total equity

Balance, December 31, 2024		163,234,932	$244,718	$18,546	$2,118	$20,664	$(282,582)	$7,914	$(9,286)
Private placement equity financing	7	83,333	244	–	–	–	–	–	244
Shares issued on exercise of stock options	7	182,062	138	(82)	–	(82)	–	–	56
Share-based compensation	7	–	–	1,074	–	1,074	–	–	1,074
Net loss and comprehensive loss		–	–	–	265	265	(16,068)	(20)	(15,823)
Balance, March 31, 2025		163,500,327	$245,100	$19,538	$2,383	$21,921	$(298,650)	$7,894	$(23,735)

Balance, December 31, 2023		150,811,195	$206,357	$15,148	$1,576	$16,724	$(205,566)	$7,911	$25,426
Share issue costs		–	(1)	–	–	–	–	–	(1)
Shares issued on exercise of stock options	7	4,166	4	(2)	–	(2)	–	–	2
Share-based compensation	7	–	–	829	–	829	–	–	829
Net loss and comprehensive loss		–	–	–	(147)	(147)	(12,731)	(21)	(12,899)

Balance, March 31, 2024		150,815,361	206,360	15,975	1,429	17,404	(218,297)	7,890	13,357

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Solaris Resources Inc. (the “Company” or “Solaris”) was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares trade on the Toronto Stock Exchange under the symbol “SLS” and the NYSE American under the symbol “SLSR”.

The Company is engaged in the acquisition, exploration and development of mineral property interests. The Company’s assets consist primarily of the Warintza property (“Warintza”) in Ecuador, the 60% owned La Verde property (“La Verde”) in Mexico and the Tamarugo property (“Tamarugo”) in Chile. The Company has not yet determined whether the properties contain mineral reserves where extraction is both technically feasible and commercially viable. The business of mining and exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company has relied on cash received from share issuances and advances from the senior secured debt facility (the “Senior Loan”) to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza project. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, meeting certain Warintza project milestones, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through advances from the Senior Loan (see below), and/or the issuance of common shares in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that future equity financing, debt facilities or strategic alternatives will be available on acceptable terms to the Company or at all.

As at March 31, 2025, the Company had cash and cash equivalents of $14,242. In December 2023, the Company entered into definitive agreements to a financing package consisting of up to $80,000 in financing including a $60,000 Senior Loan of which $45,000 has been received to date with the remaining amount to be made available in a final tranche based on achieving certain milestones. There are no guarantees that the Company will meet the conditions to receive the additional amount under the financing package. In addition, the Senior Loan has a financial covenant which requires the Company to maintain an unrestricted cash balance of $5,000 in Canada. Subsequent to March 31, 2025, the Company obtained a waiver from the lender of the Senior Loan to allow the Company to accelerate the drawdown of the remaining $15,000 of the Senior Loan (note 15). Based on its current forecasted expenditures, the Company requires the additional financing from the Senior Loan or additional new financing to fund ongoing operations for the next twelve months and to ensure it meets the covenant requirement under the Senior Loan. As a result, material uncertainty exists that casts significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the consolidated statement of financial position classifications that would be necessary if the going concern assumption was inappropriate. These adjustments could be material.

2.	Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and do not include all of the information required for annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performances since the last annual financial statements.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited financial statements for the year ended December 31, 2024. The accounting policies, significant judgments made by management in applying these policies and key sources of estimation uncertainty are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on May 15, 2025.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

3.	prepaids and other

	Note	March 31, 2025	December 31, 2024
Prepaid expenses and deposits		$507	$534
Supplies inventory		117	143
Taxes recoverable		86	101
Amounts receivable and other		43	38
Due from a related party		25	26
		$778	$842

4.	Exploration and evaluation assets

	Note	March 31, 2025	December 31, 2024
La Verde (Mexico)	a)	$19,741	$19,741
Warintza (Ecuador)	b)	188	188
ENAMI Concessions (Ecuador)	c)	250	250
		$20,179	$20,179

a)	La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Ltd. The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “Agreement”). The Agreement provides that Solaris is the operator of the project. The Agreement further provides for dilution of either parties’ ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

b)	Warintza

The Company owns a 100% interest in Warintza. Warintza is located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza. It consists of nine mining concessions (the “Concessions”) covering a total of 26,774 hectares. The Concessions have a term of 25 years and can be renewed for additional periods of 25 years. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions covering a total of 10,000 hectares.

c)	ENAMI Concessions

Solaris has entered into an option agreement to acquire up to a 100% interest in 10 new explorations concessions from the Ecuadorian state-owned mining company, Empresa Nacional Minera (“ENAMI EP”). These concessions comprise a land package of ~40,000 hectares adjacent to the Warintza Project and the San Carlos-Panantza porphyry copper-molybdenum deposits in southeastern Ecuador.

The Company made an upfront payment to ENAMI EP of $250 on May 10, 2024 and, in order to exercise the option to acquire one or more of the 10 concessions, the Company is required to (i) incur exploration expenditures of $25,000 during the exploration phase of the concessions, as defined by the Ecuadorian Mining Law and (ii) pay the exercise price, the amount of which will be determined for each of the concessions that the Company elects to acquire by independent experts at the time of exercise. The term of the option agreement ends at the earlier of (i) the execution of the specific commercial agreement for each concession, which will stipulate a new term or (ii) four years from May 7, 2024 and is renewable with the agreement of the parties.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

d)	Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company owns a 100% interest in Tamarugo, which consists of claim blocks covering a total of approximately 12,300 hectares.

e)	Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 4,200-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property.

5.	RECLAMATION PROVISION

	March 31, 2025	December 31, 2024
Balance, start of period	$3,765	$1,529
Additions	46	2,244
Accretion	18	33
Settlement	(1)	(13)
Change in estimate	42	(28)
Balance, end of period	$3,870	$3,765

The reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza, estimated to be incurred in the year 2027. The total undiscounted estimated cash flows required to settle these obligations as at March 31, 2025 are $4,323 (December 31, 2024 – $4,274), which have been inflated at an average rate of 2.07% per annum (December 31, 2024 – 2.07%) and discounted at an average rate of 3.89% (December, 31, 2024 – 4.27%).

Restricted cash of $571 (December 31, 2024 – $571) represents funds being used to collateralize guarantees issued to support environmental bonding requirements with respect to the environmental disturbances at Warintza.

6.	WARINTZA PROJECT FINANCING

On December 11, 2023, the Company entered into a financing package with OMF Fund IV SPV D LLC and OMF Fund IV SPV E LLC (collectively “OMF”), entities managed by Orion Mine Finance Management LP, to provide up to approximately $80,000 in aggregate funding for the advancement of the Warintza project in Ecuador. The financing package is comprised of a $60,000 Senior Loan, a subscription for $10,000 in common shares with a commitment for $10,000 in additional equity financing and a copper offtake agreement to purchase concentrate produced by the Warintza project. On December 19, 2023, the Company also signed a molybdenum offtake agreement with OMF.

a)	Senior Loan – OMF Fund IV SPV D LLC

A first advance of $30,000 was received on December 21, 2023. An additional advance of $15,000 was received on September 13, 2024. A subsequent advance of $15,000 will be made available upon the approval and adoption of a pre-feasibility study by the Company's Board of Directors.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

The following table sets out the details of the Company’s loans and borrowings as of March 31, 2025

	March 31, 2025	December 31, 2024
Balance, start of period	$49,206	$29,363
Advances	–	15,000
Transaction Costs	–	(4)
Accrued Interest	1,506	4,746
Amortization of transaction cost	34	101
Balance, end of period	$50,746	$49,206

Amounts drawn on the Senior Loan bear interest payable quarterly at the higher of (a) adjusted term secured overnight financing rate (“SOFR”) and (b) 2.00%, plus either 7.00% per annum in the case of interest paid in cash, or 7.50% in the case of interest that is accrued to the loan balance in accordance with the Senior Loan agreement. At March 31, 2025, the Senior Loan is measured at amortized cost using an effective interest rate of 12.37% (December 31, 2024 – 12.80%).

The Company has the option quarterly to elect to pay the interest in cash or accruing it to the principal amount of the Senior Loan and pay it upon maturity. The quarterly interest for the period ended March 31, 2025 was accrued to the principal amount of the Senior Loan. The principal amount and all accrued and unpaid interest are due on its maturity date on December 11, 2027. The Company may prepay all or any part of the principal amount owing at any time without any premium or penalty.

Any net proceeds received by the Company from the sale of particular assets, the issuance of securities, or compensation for liquidated damages must be allocated toward repaying a portion or all of the Senior Loan, along with accrued interest. However, this repayment requirement does not apply to net proceeds raised from the issuance of securities, provided such net proceeds are: (i) used in connection with the Warintza project; or (ii) used for general corporate and administrative expenses unrelated to the Warintza project in an amount up to $2,500 annually.

The Senior Loan is secured by a first-priority security ranking over the Warintza property and all the presently held and acquired undertakings, property, and assets including the equity interests in, the Company’s wholly owned subsidiaries Lowell Mineral Exploration Ecuador S.A. and Lowell Copper Holdings Inc., but excluding subsidiaries and assets that are not related to the Warintza project. The Company must comply with certain covenants including maintaining a minimum unrestricted balance of $5,000 in cash in Canada.

b)	Offtake agreements

Under the terms of the offtake agreements, OMF will purchase the greater of (i) 20% of the copper and molybdenum concentrates produced from the Warintza project in each contract year, and (ii) the percentage of production of concentrates required to deliver a minimum 30,000 tonnes of copper and 1,500 tonnes of molybdenum in each contract year as well as the corresponding amount of gold and silver contained in the copper concentrate.

The offtake agreements will expire 20 years after the achievement of commercial production as defined in the agreements. If commercial production has not been achieved by December 31, 2027, then the term will extend by one year for each calendar year that commercial production has not been achieved, and if commercial production has not been achieved by December 31, 2032, then the term is extended for the duration of the mine life as defined in the offtake agreements.

If prior to the 18-month anniversary of the Senior Loan closing date a change of control transaction (as defined in the offtake agreements) is approved by the Company’s board and announced, either party may terminate the offtake agreements prior to the end of the term which will require the Company to then pay $27,000 to OMF to terminate the copper offtake agreement and $3,000 to terminate the molybdenum offtake agreement.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

7.	SHARE CAPITAL

a)	Common shares

Authorized: Unlimited common shares, with no par value

Issued and fully paid: 163,500,327 (December 31, 2024 – 163,234,932)

b)	Share placement

On January 15, 2025, the Company issued 83,333 common shares at a price of C$4.20 for gross proceeds of $244 in a private placement.

c)	Share purchase options

For the period ended March 31, 2025 the Company recognized a share-based compensation expense included in general and administrative expenditures of $1,072 (three months ended March 31, 2024 – $829). The following table shows the change in the shares issuable for Arrangement options and Solaris options during the three months ended March 31, 2025 and 2024:

As at	March 31, 2025	March 31, 2024
Balance, start of period	14,165,000	10,556,688
Granted	–	900,000
Exercised	(182,062)	(4,166)
Forfeited / Expired / Cancelled[1]	(192,938)	(285,000)
Balance, end of period	13,790,000	11,167,522

[1]	Includes options cancelled as part of an exercise on a cashless basis.

The weighted average exercise price per share issuable of options exercised and forfeited during the three months ended March 31, 2025 was C$0.80 and C$10.39, respectively. The weighted average exercise price per share issuable of options granted, exercised and forfeited during the three months ended March 31, 2024 was C$3.79, C$0.80 and C$5.03, respectively.

The assumptions used in the Black-Scholes option pricing model for the options granted in the three months ended March 31, 2025 and 2024 were as follows.

Weighted average	2025		2024
Exercise price per share issuable	C$	–	C$	3.79
Expected term (years)		–		5
Volatility[1]		–		59%
Expected dividend yield		–		–
Risk-free interest rate		–		3.55%
Weighted average fair value per share		–		2.06

[1]	The expected volatility of Solaris is based on the historical volatility of the shares of a comparative peer group of companies.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

The following is a summary of the Company’s outstanding and exercisable options as at March 31, 2025:

Outstanding				Exercisable
Grant date	Exercise price (C$)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
May 27, 2020	$0.80	2,510,000	0.16	2,510,000	0.16
November 2, 2020	$4.90	2,025,000	0.59	2,025,000	0.59
March 16, 2021	$7.24	300,000	0.96	300,000	0.96
August 9, 2022	$7.36	300,000	2.36	150,000	2.36
February 24, 2023	$5.94	2,775,000	2.90	1,687,500	2.90
February 23, 2024	$3.79	900,000	3.90	425,000	3.90
September 18, 2024	$3.30	2,415,000	4.47	200,000	4.47
October 4, 2024	$3.32	305,000	4.52	-	-
November 19, 2024	$3.44	1,300,000	4.64	150,000	4.64
December 13, 2024	$4.56	175,000	4.71	-	-
December 20, 2024	$4.56	300,000	4.73	-	-
December 27, 2024	$5.00	485,000	4.75	-	-
	3.93	13,790,000	2.68	7,447,500	1.39

d)	Restricted share units

Pursuant to the Arrangement, holders of Equinox restricted share units (“RSUs”) or RSUs with non-market-based performance vesting conditions (“pRSUs”) received RSUs or pRSUs of Solaris (“Arrangement RSUs”), which were proportionate to, and reflective of the terms of, their existing RSUs or pRSUs of Equinox. The holder of the Arrangement RSUs acquires one-tenth of a Solaris share upon vesting. During the three months ended March 31, 2025, there were no RSUs redeemed under the provision of the Company’s RSU plan and as of March 31, 2025, 260,836 RSUs and pRSUs are outstanding with 26,085 of Solaris shares issuable.

8.	EXPLORATION EXPENDITURES

The Company’s exploration expenditures by activity are as follows:

For the three months ended March 31,	2025	2024
Salaries, geological consultants and support, and travel	$3,965	$2,928
Site preparation, supplies, field and general	2,364	2,288
Drilling and drilling related costs	972	1,501
Assay and analysis	460	144
Community relations, environmental and permitting	2,172	1,934
Concession fees	459	452
Studies	1,619	378
Reclamation provision	88	333
Amortization	218	235
	$12,317	$10,193

Pursuant to agreements with local communities, the Company is required to make certain monthly community support payments.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

The Company’s exploration expenditures by jurisdiction are as follows:

For the three months ended March 31,	2025	2024
Ecuador	$10,810	$9,872
Chile	22	2
Mexico	53	52
Peru and other	1,432	267
	$12,317	$10,193

9.	General and administrative expenditures

For the three months ended March 31,	2025	2024
Share-based compensation	$1,072	$829
Salaries and benefits	1,063	462
Office and other	332	242
Filing and regulatory fees	52	75
Professional fees	305	357
Marketing and travel	107	181
	$2,931	$2,146

10.	Segmented information

The Company has determined that it has one operating segment, being the exploration of mineral properties.

Information about the Company’s non-current assets by jurisdiction is detailed below:

For the three months ended March 31,	2025	2024
Mexico	$19,749	$19,753
Ecuador	5.455	2,636
Chile	7	10
Peru	68	117
Canada	-	6
	$25,279	$22,522

Information about the Company’s exploration expenditures by jurisdiction is detailed in Note 8.

11.	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $15,071 represents the maximum exposure to credit risk.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Senior Loan which has a floating interest rate.

With all other variables held constant, a 1% change in secured overnight financing rate would have changed net loss by approximately $125 for the period ended March 31, 2025 (March 31, 2024 – $75).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash (Note 1).

At March 31, 2025, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	4-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$8,612	$–	$–	$–	$8,612
Lease liabilities	184	329	–	–	513
Senior loan principal and interest[1]	–	71,350	–	–	71,350
Exploration expenses and other	808	1,235	–	–	2,043
	$9,604	$72,914	$–	$–	$82,518

[1]	The interest is calculated using the interest rate in effect at March 31, 2025.

d)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At March 31, 2025, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company is the Canadian dollar, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at March 31, 2025, cash of $905 (December 31, 2024 – $15,858), loans and borrowings of $50,746 (December 31, 2024 – $49,206), and accounts payable and accrued liabilities of $403 (December 31, 2024 - $421) are denominated in the US dollar. For the period ended March 31, 2025, if the US dollar to Canadian dollar currency exchange rate changes by 5% with all other variables held constant, the impact on the Company’s net loss for the three months ended March 31, 2025 would be $2,516 (March 31, 2024 – $164).

The Company is also exposed to currency risk on financial assets and liabilities denominated in Peruvian soles, Mexican pesos and Guatemalan quetzals. However, the impact on such exposure is not currently material.

12.	Fair value measurements

The carrying values of cash and cash equivalents, amounts receivable, due from a related party, restricted cash and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity. The fair value of loans and borrowings is $51,339. There were no transfers between fair value levels in the periods presented.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

13.	Related party transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Chairman, President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Directors.

Key management compensation for the three months ended March 31, 2025 and 2024 is comprised of the following:

For the three months ended March 31,	2025	2024
Share-based compensation	$693	$655
Salaries and benefits	313	223
Professional fees	–	41
	$1,006	$919

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta Capital Corporation is the Chairman and a major shareholder of the Company. The agreement with Augusta Capital Corporation was terminated on December 31, 2024. No amounts were charged by Augusta for the three months ended March 31, 2025 (three months ended March 31, 2024 – $41).

Related party transactions

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. On January 1, 2025, the Company terminated the arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. The agreed settlement cost associated with the termination of the agreement was $104.

The Company was charged for the following with respect to these arrangements in the three months ended March 31, 2025 and 2024:

For the three months ended March 31,	2025	2024
Salaries and benefits	$–	$367
Office and other	104	116
Filing and regulatory fees	–	–
Marketing and travel	–	5
	$104	$488

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

14.	Supplemental cash flow information

For the three months ended March 31,	2025	2024
Non-cash items:
Accrued share issuance and finance costs	$-	$113
Accrued interest expense	$1,512	$986
Right of use asset acquired	$126	$83

15.	subsequent event

On May 7, 2025, the Company entered into a waiver agreement with OMF relating to the drawdown requirements for the final $15,000 advance under the Senior Loan. The final advance is now available prior to the publication of a Pre-Feasibility Study (PFS) for the Warintza Project. The Company submitted a Notice of Drawdown and received the final $15,000 advance under the Senior Loan on May 14, 2025.